SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85209E 109

(CUSIP Number)

HealthCap VIII, L.P.

Represented by its general partner

HealthCap VIII GP SA

Avenue Villamont 23

Lausanne, Switzerland CH 1005

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209E 109

1.	Names of Reporting Persons. HealthCap VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,685,621
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,685,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 85209E 109

1.	Names of Reporting Persons. HealthCap VIII GP S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,685,621
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,685,621

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and supplemented as follows:

This Amendment No. 1 to the Schedule 13D filed on December 18, 2020 (as amended, the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Spruce Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 2001 Junipero Serra Boulevard, Suite 640, Daly City, California 94014.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

i.	HealthCap VIII, L.P., a Delaware limited partnership (the “Fund”); and

ii.	HealthCap VIII GP SA, a corporation organized under the laws of Switzerland (the “General Partner”), which is the sole general partner of the Fund.

The principal business address of each Reporting Person is c/o HealthCap VIII GP SA, Avenue Villamont 23, CH 1005 Lausanne, Switzerland. The principal business of the Reporting Persons is venture capital investments focused on the health care sector.

During the last five years, none of the Reporting Persons, the General Manager (as defined below) or the Directors (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons, the General Manager or the Directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Fund purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 5 and Item 6 of this Schedule 13D is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 23,560,250 outstanding shares of Common Stock as of November 4, 2022, as reported in the Issuer’s Form 10-Q filed on November 10, 2022, and after giving effect to the 16,916,000 additional shares of Common Stock sold by the Issuer pursuant to the Securities Purchase Agreement (as defined below in Item 6) and to be issued at the closing of the transaction and assuming the exercise of any pre-funded warrants issued pursuant to the Securities Purchase Agreement (as described below in Item 6), and after giving effect to the issuance of 708,000 additional shares that would be issued upon the exercise of the warrants purchased by the Reporting Persons pursuant to the Securities Purchase Agreement (as described below in Item 6).

The Fund directly holds 2,977,621 shares of Common Stock and warrants exercisable for 708,000 shares of Common Stock. The General Partner is the sole general partner of the Fund and has voting and investment control over such shares held by the Fund. Fabrice Bernhard serves as General Manager of the General Partner (the “General Manager”) and each of Dag Richter and Daniel Schafer serves as a Director of the General Partner (the “Directors”).

(c) On February 8, 2023, the Fund agreed to purchase 944,000 shares of Common Stock and 708,000 accompanying warrants in connection with the Issuer’s private placement pursuant to the Securities Purchase Agreement. The combined purchase price was $3.17 per share and accompanying warrant, for an aggregate purchase price of $2,992,480.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Securities Purchase Agreement

On February 8, 2023, the Fund and certain other purchasers entered into a Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”). Pursuant to the terms of the Securities Purchase Agreement, the Fund agreed to acquire 944,000 shares of the Issuer’s Common Stock and 708,000 accompanying warrants as set forth in Item 5(c) of this Amendment No. 1. Under the Securities Purchase Agreement, the Fund and the other purchasers agreed to purchase, in the aggregate, 16,916,000 shares of Common Stock, a portion of which were sold to one purchaser in the form of pre-funded warrants, and accompanying warrants to purchase up to an aggregate of 12,687,000 shares of Common Stock at a combined purchase price of $3.17 per share and accompanying warrant (or $3.16 per pre-funded warrant and accompanying warrant). In addition, pursuant to the Securities Purchase Agreement, the Issuer is obligated to file a registration statement covering the resale of the shares of Common Stock issued under the Securities Purchase Agreement, including the shares of Common Stock underlying the pre-funded warrants and accompanying warrants, as soon as reasonably practicable, but in no event later than 30 days after the closing of the Issuer’s private placement pursuant to the Securities Purchase Agreement.

Form of Warrant

As indicated above, on February 8, 2023, pursuant to the Securities Purchase Agreement, the Fund agreed to purchase 708,000 warrants in the Issuer. Pursuant to the Form of Warrant (the “Form of Warrant”), each warrant will represent the right to purchase one share of Common Stock at an exercise price of $3.96 per share. The warrants will be exercisable for a period of five years following the date of issuance.

The foregoing descriptions of the Securities Purchase Agreement and Form of Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and Form of Warrant, copies of which are attached hereto as Exhibit 4 and Exhibit 5, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1	Joint Filing Agreement (previously filed).

Exhibit 2	Amended and Restated Investors’ Rights Agreement by and among the Issuer and certain of its stockholders, dated February 19, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form S-1 (File No. 333-248924) filed on September 18, 2020).

Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1/A (File No. 333-248924) filed on October 5, 2020).

Exhibit 4	Securities Purchase Agreement, dated February 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 9, 2023).

Exhibit 5	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 9, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

HEALTHCAP VIII L.P.

By its general partner HealthCap VIII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	Director

HEALTHCAP VIII GP SA

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	Director